JobsInSite, Inc.

426 West 49th Street, Suite 4A

New York, NY 10019

June 22, 2007

By EDGAR Transmission and by Hand Delivery

Jeffrey Riedler

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549.

Re:

JobsInSite, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed September 28, 2006

File No. 333-137624

Ladies and Gentlemen:

On behalf of JobsInSite, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated June 15, 2007, providing the Staff’s comments with respect to the above referenced registration statement (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

General

1.

We acknowledge your responses to our previous comments 2 and 3. Item 310(g) of Regulation S-B requires that your financial information and related disclosures be updated to a date within 135 days of the filing. As a result, although you have provided information through September 30, 2006 in addition to your audited financial statements for calendar 2006, the interim financial statements you must currently provide are as of and for the three months ended March 31, 2007. As a result, please revise your filing to include updated financial statements and related disclosures, in Risk Factors, MD&A and Business, through March 31, 2007.

COMPANY RESPONSE.  We note this comment and have revised to our filing to include updated financial statements and related disclosures, in Risk Factors, MD&A and Business, through March 31, 2007. Please see pages 1, 3, 4, 5, 17, 25, 26, 29 – 31, 41-42 and F-9 – F-11.

Prospectus Summary, page 1

2.

You refer to information contained in "this memorandum." Please revise to refer to the prospectus or registration statement as applicable.

COMPANY RESPONSE. We note your comment and have revised to refer and reflect as “prospectus” as applicable. Please note this change on the front cover, the page appearing before the Table of Contents, pages 1, 3, 4, 10 and 43-46.

Experts, page 13

3.

We acknowledge your response to our previous comment 7. As it appears that you intend to include the review report of Paritz & Company, P.A. covering your interim period financial statements, please revise your disclosure to clearly delineate the financial statements audited by Paritz & Co. and those financial statements they have reviewed. Your current disclosure does not identify the audited financial statements and identifies each interim financial statement as being related to the audited annual financial statements. Please ensure that you disclose the balance sheet as being audited or reviewed, as appropriate, as of a specific date and related financial statements of income, equity and cash flows as covering annual or interim periods, as appropriate. In addition, please ensure that Paritz & Co. revises their consent to include their review report on your interim financial statements.

COMPANY RESPONSE. We have revised the prospectus to state that Paritz & Company, P.A., our independent auditors, has audited the accompanying balance sheets of JobsInSite, Inc. as of December 31, 2006 and 2005 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2006 and 2005 and the period from inception (July 19, 2004) to December 31, 2006. Paritz & Company, P.A. has reviewed the accompanying balance sheet, statement of operations and cash flows of Jobsinsite, Inc. as of March 31, 2007 and 2006, and for the three-month periods then ended.  Please note this change on page 14.

Paritz & Co. has revised their consent to include their review report on our interim financial statements. Please see exhibit 23.1 as filed with this amendment.

Financial Statements

Statement of Stockholders” Equity, page F-4

4.

Please revise your statement to ensure that the total number of common shares outstanding at December 31, 2006 properly foots.

COMPANY RESPONSE. We have revised this statement to reflect that the total number of common shares outstanding at December 31, 2006 was 2,219,000. Please see page F-4.

Statement of Cash Flows, page F-5

5.

We acknowledge your response to our previous comment 15 and reissue the comment in part. Please revise your cash flow statements to address the following items:

(a)

Please remove your depreciation adjustment in 2005 consistent with your response to comment 38 from our October 19, 20061ettter.

(b)

Please ensure that the net loss in your inception through 2006 cash flow statement agrees with your statement of operations for the same period and add the necessary reconciling items so that your financial statements foot.

COMPANY RESPONSE.  We have revised our statement of cash flows appearing on page F-5 to be responsive to items a-b outlined above.

Interim Financial Statements

Accountants’ Review Report, page F-8

6.

Please have your accountants revise the form and content of their review report to comply with Auditing Standard No. 1 of the Public Company Accounting Oversight Board.

COMPANY RESPONSE.  We note your comment and have been provided with a revised review report that complies with Auditing No.1 of the Public Company Accounting Oversight Board.  Please see page F-8.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kwajo Sarfoh at (212) 956-2313.

Sincerely,

JOBSINSITE, INC.

By:

/s/  Kofi Kankam

Kofi Kankam

Chief Executive Officer

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